ATLANTIC COAST FINANCIAL CORPORATION

10151 Deerwood Park Boulevard

Building 200, Suite 100

Jacksonville, Florida 32256

November 21, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jonathan E. Gottlieb
Mark S. Webb

Re:	Atlantic Coast Financial Corporation
Registration Statement on Form S-1
File No. 333-191079

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Atlantic Coast Financial Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced

Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on Tuesday, November 26, 2013, or as soon thereafter as is practicable.

Under separate cover, you also will receive a letter from the managing underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Thomas L. Hanley of Stradley Ronon Stevens & Young, LLP at (202) 292-4525 with any questions you may have concerning this request. In addition, please notify Mr. Hanley when this request for acceleration has been granted.

ATLANTIC COAST FINANCIAL
CORPORATION

By:	/s/ John K. Stephens, Jr.
Name: John K. Stephens, Jr.
Title: President and Chief Executive Officer